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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON,  D.C. 20549

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                                    SCHEDULE 13E-4
                                   (Amendment No. 2)

                      ISSUER TENDER OFFER TRANSACTION STATEMENT
        (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                 WEDGESTONE FINANCIAL

                                 (Name of the Issuer)

                                 WEDGESTONE FINANCIAL
                               JCS MANAGEMENT CO., INC.
                                       PFG CORP.
                                 RAB MANAGEMENT CORP.
                                JMS HOLDINGS CO., INC.
                                     STOCKWOOD LLC

                         (Name of Person(s) Filing Statement)

               SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE PER SHARE

                            (Title of Class of Securities)

                                     948900 10 5

                        (CUSIP Number of Class of Securities)

                                    David L. Sharp
                                      President
                                 Wedgestone Financial
                         5200 N. Irwindale Avenue, Suite 168
                             Irwindale, California 91706
                                     818-338-3555

    (Name, Address and Telephone Number of Persons Authorized to Receive Notices
               and Communications Behalf of Person(s) Filing Statement)

                                   WITH COPIES TO:

                                   Kevin L. Crudden
                        Robins, Kaplan, Miller & Ciresi L.L.P.
                                  2800 LaSalle Plaza
                                  800 LaSalle Avenue
                             Minneapolis, Minnesota 55402

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                                  February 9, 1998

        (Date tender offer first published, sent or given to security holders)



         Exhibit Index is located on Page 7.



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                                     INTRODUCTION

     This Rule 13e-4 Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") is being filed by Wedgestone Financial, a Massachusetts business trust (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended and Rule 13e-4 thereunder in connection with the tender offer by the Company for all of its issued and outstanding shares of beneficial interest, $1.00 par value (the "SBI") held by persons or entities that own SBI (the "Public Shareholders") other than JCS Management Co., Inc., PFG Corp., RAB Management Corp., JMS Holdings Co., Inc., Stockwood LLC and certain members of the Company's management (the "Remaining Shareholders") upon the terms and subject to the conditions set forth in the Offer to Purchase dated April __, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto respectively.


ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer of the securities that are the subject of the tender offer is Wedgestone Financial, a Massachusetts business trust with its principal executive offices at 5200 N. Irwindale Avenue, Suite 168, Irwindale, California 91706.

     (b) The class of equity securities being sought is all of the issued and outstanding shares of beneficial interest, $1.00 par value per share of the Company held by the Public Shareholders. The information set forth under "Introduction," "Special Factors -- Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer --
           Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the shares of beneficial interest are traded and certain high and low sales prices for the shares of beneficial interest in such principal market is set forth in "The Tender Offer -- Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d)   Not applicable.

ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b)  The information set forth under "The Tender Offer --
                  Section 8. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.


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ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
          ISSUER OR AFFILIATE.

     (a)-(d) and (f)-(g) The information set forth under "Introduction,"
                         "Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Special Factors -- Rights of Shareholders in the Event of Merger" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "The Tender Offer -- Section 6. Price Range of Shares; Dividends" and "The Tender Offer --
             Section 8. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (h)-(j) The information set forth under "The Tender Offer -- Section 10. Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

     No transactions in shares of beneficial interest have been effected during the last 40 business days by the Issuer or by the persons referred to in General Instruction C to this Schedule 13E-4.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth under "Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" of the Offer to Purchase describes the Clawback Agreement relating
     to the commitment of the Company   and the Remaining Shareholders to the
     Public Shareholders with respect to a subsequent sale of the Company or a change of control of the Company. In addition, "Special Considerations -- Beneficial Ownership of Beneficial Interest" and "Special Considerations -- Interest of Certain Persons in the Offer and Merger" is incorporated by reference herein.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "Introduction," "Special Factors -- Opinion of Commonwealth Associates," "Special Factors -- Fees and Expenses" and "The Tender Offer -- Section 13. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION.


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     (a)   The information set forth under "The Tender Offer -- Section 7.
           Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of December 31, 1997 and December 31, 1996 and for each of the three years in the period ended December 31, 1997 are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 which is attached to the Offer to Purchase as Schedule III thereto and is incorporated herein by reference.

     (b) The information set forth under "The Tender Offer -- Section 7. Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 8.    ADDITIONAL INFORMATION.

     (a)    Not applicable.

     (b) The information set forth under "The Tender Offer -- Section 12. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "The Tender Offer -- Section 10. Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (d)    Not applicable.

     (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits
            (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of the Offer to Purchase dated April __, 1998.

     (a)(2) Form of the Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter from Innisfree M&A Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.


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     (a)(6) Form of Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.

     (a)(7) Press Release issued by the Company on February 9, 1998.

     (b) Commitment Letter between the Company and The CIT Group/Credit Finance, Inc. dated February 18, 1998.

     (c)(1) Clawback Agreement between the Company and the Remaining Shareholders dated February 9, 1998.

     (c)(2) Restated and Amended Clawback Agreement between the Company and the Remaining Shareholders dated April 15, 1998.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

     (g)    Independent Auditor's Consent



                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 1998


                                        WEDGESTONE FINANCIAL


                                        By:  /s/ David L. Sharp
                                            -----------------------

                                        Name: David L. Sharp
                                        Title: President

                                        JCS MANAGEMENT CO., INC.


                                        By:   /s/ John C. Shaw
                                            -------------------------
                                        Name: John C. Shaw
                                        Title: President

                                        PFG CORP.


                                        By:   /s/ James J. Pinto
                                            -------------------------
                                        Name: James J. Pinto
                                        Title: President

                                        RAB MANAGEMENT CORP.


                                        By:   /s/ Richard A. Bartlett
                                            -------------------------
                                        Name: Richard A. Bartlett
                                        Title: President

                                        JMS HOLDINGS CO., INC.


                                        By:   /s/ Jerry M. Seslowe
                                            -------------------------
                                        Name: Jerry M. Seslowe
                                        Title: President

                                        STOCKWOOD LLC


                                        By:   /s/ John C. Shaw
                                            -------------------------
                                        Name: John C. Shaw
                                        Title: Manager


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                                    EXHIBIT INDEX

                                                                         PAGE IN
                                                                      SEQUENTIAL
                                                                       NUMBERING
EXHIBIT NO.                                                               SYSTEM

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(b)    Commitment Letter between the Company and The CIT Group/Credit Finance,
       Inc. dated February 18, 1998 (1)

(a)(1) Form of the Offer to Purchase dated April __, 1998. . . . . . .

(a)(2) Form of the Letter of Transmittal (1)

(a)(3) Form of Notice of Guaranteed Delivery (1)

(a)(4) Form of Letter from Innisfree M&A Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (1)

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (1)

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (1)

(a)(7) Press Release issued by the Company on February 9, 1998 (1)

(c)(1) Clawback Agreement between the Company and the Remaining
       Shareholders dated February 9, 1998 (1)

(c)(2) Restated and Amended Clawback Agreement between the Company and the Remaining Shareholders dated April 15, 1998(1)

(g)    Independent Auditor's Consent. . . . . . . . . . . . . . . . . .



------------------
(1)    previously filed


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